NEC

03 OCT 30 7:21

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan



03037002

October 27, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1664.

Sincerely,

Hisashi Saito

Corporate Communications
NEC Electronics Corporation

BY Express Mail
Enclosures

NEWS RELEASE

NEC

Contacts:
Hisashi Saito / Seiko Yabuuchi (Media Relations)
Hiromichi Nakanishi / Yuko Kimoto / Taro Kusakabe / Nanako Hayashi (Investor Relations)
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
press@necel.com (Media Relations)
ir@necel.com (Investor Relations)

NEC Electronics to Grant Stock Acquisition Rights for Stock Option

KAWASAKI Japan, September 30, 2003 — NEC Electronics Corporation (the "Company") today announced the issuance of "stock acquisition rights" (the "Stock Acquisition Rights"), in accordance with the resolution adopted at the 1st Ordinary General Meeting of Shareholders held on June 13, 2003 and the resolution adopted at the Meeting of the Board of Directors, the meeting of which was held today. Details are outlined below.

1. Purpose of adopting Stock Option Plan and Reason for issue of the Stock Acquisition Rights under favorable conditions to persons other than its shareholders

   In order to encourage the use of business practices which will contribute to the advancement of shareholder value and to enhance the willingness to contribute towards the advancement of NEC Electronics Group's business performance by making the economic interest, which the Qualified Person (defined below) will receive, correspond to the business performance of the Company, the Company has adopted a Stock Option Plan. As the Stock Acquisition Rights are issued for Stock Option purpose, no issue price of the Stock Acquisition Rights will be payable. The amount to be paid upon exercise of the Stock Acquisition Rights will be calculated based on the market value of the Company's common stock at the time of the issuance.

2. Overview of the Stock Option Plan

(1) Person to whom the Stock Acquisition Rights will be allotted (the "Qualified Person")

   The Stock Acquisition Rights will be issued to directors, officers and certain key employees of the Company and its subsidiaries.

(2) Class and number of shares to be issued or transferred upon exercise of the Stock

Acquisition Rights

320,500 shares of common stock of the Company. The number of shares per one unit of the Stock Acquisition Rights (the "Number of Granted Shares") is 100 shares. However, in the event of a stock split or consolidation of the Company's share of common stock, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Rights will be adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment X Ratio of split or consolidation.

The Number of Granted Shares will be adjusted to the extent reasonable and necessary in the event of merger, corporate separation, reduction in capital or in the events similar thereto where the Number of Granted Shares is required to be adjusted.

(3) Aggregate number of the Stock Acquisition Rights to be issued
3,205

(4) Issue Price of Stock Acquisition Rights
None (No consideration shall be paid)

(5) Exercise Price of the Stock Acquisition Rights
The price to be paid in per share upon exercise of each Stock Acquisition Rights (the "Exercise Price") shall be equal to the price obtained by multiplying by 1.05 the average of the closing prices in regular way of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales take place) in September 2003, with fractional amounts of less than one yen resulting from the calculation to be rounded up to one yen. However, if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the day prior to the Stock Acquisition Rights are issued (or the next closest day, if no closing price is available), the closing price shall become the Exercise Price.
In the event of a stock split of common stock or a consolidation of stock after the date of issue, the Exercise Price will be adjusted according to the following formula, with fractional amounts of less than one yen resulting from the calculation to be rounded up to one yen.

Exercise Price after adjustment =

$$\text{Exercise Price before adjustment} \times \frac{1}{\text{Radio of Stock split or Consolidation}}$$

The Exercise Price will be adjusted to the extent reasonable and necessary in the event of merger, corporate separation, reduction in capital or in other events similar thereto where the Number of Granted Shares is required to be adjusted.

(6) Period during which the Stock Acquisition Rights may be exercised
From October 17, 2005 to October 16, 2007

(7) Conditions of Exercise of the Stock Acquisition Rights
① Each Stock Acquisition Right may not be exercised in part.
② The Stock Acquisition Rights may not be exercised on or after approval of a General Meeting of Shareholders of a merger agreement in which the Company is officially dissolved.
③ The Stock Acquisition Rights may not be exercised on or after approval of a General Meeting of Shareholders of a share exchange agreement or matters relating to share transfer pursuant to which share exchange or share transfer the Company becomes the wholly owned subsidiary of another company.
Further, the exercise of the Stock Acquisition Rights shall be subject to all of the following conditions:
i) For the fiscal year ending March 31, 2004, the Company must record income before income taxes of ¥44.0 billion or more on a consolidated basis.
ii) The Qualified Person must continuously be a director, officer or employee of the Company or its subsidiary up to and through the time that his/her Stock Acquisition Rights are exercised. Provided, however, that: (a) If the Qualified Person ceases to be a director, officer or employee of the Company or its subsidiary during the Exercise period for reasons other than involuntary termination for cause, the Qualified Person may exercise the Stock Acquisition Rights for a period limited to one year from the day (inclusive) on which he/she ceases to be a director, officer or employee of the Company or its subsidiary; (b) In case that the Qualified Person ceases to be a director, officer or employee of the Company or its subsidiary during the period form April 1, 2004 (inclusive) to October 16, 2005 (inclusive) for reasons other than involuntary termination for cause or his/her voluntary termination, the Qualified Person may exercise the Stock Acquisition Rights for a period of one year from October 17, 2005 (inclusive) and (c) In case

that the Qualified Person ceases to be a director, officer or employee of the Company or its subsidiary due to his/her death, the exercise rights by persons inheriting the Stock Acquisition Rights in question shall be permitted for the same period as stated in (a) or (b) above, as applicable.

(8) Cancellation of the Stock Acquisition Rights
None.

(9) Restriction on the transfer of the Stock Acquisition Rights
The Stock Acquisition Rights are nontransferable, unless such transfer is expressly approved by the Board of Director of the Company.

About NEC Electronics Corporation

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

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NEWS RELEASE

NEC

Contacts:
Hisashi Saito / Seiko Yabuuchi (Media Relations)
Hiromichi Nakanishi / Yuko Kimoto / Taro Kusakabe / Nanako Hayashi (Investor Relations)
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
press@necel.com (Media Relations)
ir@necel.com (Investor Relations)

NEC Electronics Announces the Exercise Price of the Stock Acquisition Rights for Stock Option

KAWASAKI Japan, October 16, 2003 — NEC Electronics Corporation (the "Company") announced today that the exercise price of the Stock Acquisition Right for stock option, the issuance of which was approved at the 1st Ordinary General Meeting of Shareholders of the Company held on June 13, 2003 and at the Meeting of Board of Directors of the Company held on September 30, 2003, was fixed as follows:

Amount to be paid upon exercise of the Stock Acquisition Rights:
8,990 yen per share

(Note)
Details regarding the issuance of the Stock Acquisition Rights (other than the exercise price mentioned above) are as described in our press release dated September 30, 2003.

About NEC Electronics Corporation

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

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